Filed by EO Charging

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Reserve Sustainable Growth Corp.

SEC File No.: 001-40169

Date: August 12, 2021

EMAIL SUBJECT: EO Plans to Go Public on the Nasdaq

Hi Team EO ,

We’re thrilled to announce a momentous milestone for the business - we plan to go public and list on the Nasdaq.

So what does this mean for the business? We’ll continue to operate under the name EO Charging and there will be no meaningful changes to our team. Because First Reserve Sustainable Growth Corp. is already publicly traded, EO Charging will become a public company when the deal is complete, trading on the Nasdaq under the new ticker symbol “EOC”.

The big change is that this will give us significant financial resources to strengthen our business and our commitment to becoming the global leader in charging electric van, track, bus and car fleets. We estimate the proceeds of this event will total $150 million, an incredible amount to invest in the business and we’re super excited to kick off the next chapter of EO’s growth. We expect the proposed transaction to complete by the end of 2021.

The electric vehicle and charging industry is at an important inflection point and we can all play a role in seizing this once in a lifetime opportunity. However, as exciting as this time is, there are some rules we must all follow. The SEC (the U.S. Securities and Exchange Commission) has strict guidelines governing publicity around the news.

To avoid delays to this process or violations of U.S. securities laws, please stick to the following rules:

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Avoid speaking publicly about this process and our business metrics and financials. I ask that you refrain from making statements about our company or the proposed transaction in open forums (e.g., online, to friends, on Facebook, Twitter, LinkedIn, via email, to existing or prospective clients, etc.). If someone asks you about the process of going public or confidential company information, the best response is something polite like: “We’re really proud and excited, but I don’t know much about it.” If pushed further, you can say something like, “I can’t speak to that, but I would be happy to connect you with the appropriate team members.”

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It’s important that you follow the attached guidelines when talking about the transaction on social media. This announcement will put EO in the spotlight and so we ask you to be cautious and considerate when sharing the news on your social media accounts.

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Should you receive any press inquiries, please forward all details to press.office@eocharging.com and a dedicated team will handle media requests appropriately during this sensitive time. Communications are highly regulated through this process so we will continue to share updates with you when we have more to report.

It’s truly an exciting time for all of us at EO and I want to take this moment to thank everyone for your continued hard work, dedication, and support in helping us achieve our company vision and business objectives.

Please join us for a Teams meeting at 12:00pm today where we’ll go over this announcement in more detail.

Thanks,

Charlie Jardine

CEO

Forward Looking Statements

The information in this document includes “forward-looking statements”. All statements, other than statements of present or historical fact included in this presentation, regarding First Reserve Sustainable Growth Corp.’s (“FRSG”) proposed acquisition of EO, FRSG’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on EO’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, EO disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. EO cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either FRSG or EO. In addition, EO cautions you that the forward-looking statements contained in this document are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the Business Combination Agreement and Plan of Reorganization, dated as of August 12, 2021, by and among FRSG, Charge Merger Sub, Inc., Juuce Limited (“EO”) and EO Charging (“EOC”), and the other agreements related to the business combination (including catastrophic events, acts of terrorism, the outbreak of war, COVID-19 and other public health events), as well as management’s response to any of the foregoing; (ii) the outcome of any legal proceedings that may be instituted against FRSG, EO, their affiliates or their respective directors and officers following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of FRSG, regulatory approvals, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts FRSG’s or EO’s current plans and operations as a result of the announcement of the transactions; (v) EO’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the pace and depth of EV adoption generally, and the ability of EO to accurately estimate supply and demand for its EV charging products and services, and to grow and manage growth profitably following the business combination; (vi) risks relating to the uncertainty of the projected financial information with respect to EO, including the conversion of pre-orders into binding orders; (vii) costs related to the business combination; (viii) changes in applicable laws or regulations, governmental incentives and fuel and energy prices; (ix) the possibility that EO may be adversely affected by other economic, business, and/or competitive factors; (x) the amount of redemption requests by FRSG’s public stockholders; and (xi) such other factors affecting FRSG that are detailed from time to time in FRSG’s filings with the SEC. Should one or more of the risks or uncertainties described in this press release, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in FRSG’s final prospectus for its initial public offering dated March 4, 2021 (SEC File No. 333-252717), which was filed with the SEC on March 5, 2021, and its periodic filings with the SEC, including its Quarterly Report on Form 10-Q for quarterly period ended March 31, 2021. FRSG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Important Information for Investors and Stockholders About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, a registration statement on Form F-4 is expected to be filed by EOC with the SEC. The Form F-4 will include preliminary and definitive proxy statements to be distributed to holders of FRSG’s common stock in connection with FRSG’s solicitation of proxies for the vote by FRSG’s stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a prospectus of EOC relating to the offer of the securities to be issued in connection with the completion of the business combination. FRSG, EO and EOC urge investors, stockholders and other interested persons to read, when available, the Form F-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about EOC, EO, FRSG and the proposed business combination. Such persons can also read FRSG’s final prospectus dated March 4, 2021 (SEC File No. 333-252717) for a description of the security holdings of FRSG’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form F-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to FRSG’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: First Reserve Sustainable Growth Corp., 290 Harbor Drive, Fifth Floor, Stamford, CT 06902, Attn: Neil A. Wizel. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FRSG, EO or EOC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or exemptions therefrom.

Participants in the Solicitation

EO, EOC, FRSG and their respective directors, officers and other members of their management and employees may be deemed participants in the solicitation of proxies of FRSG’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of FRSG’s executive officers and directors in the solicitation by reading FRSG’s final prospectus for its initial public offering dated March 4, 2021 (SEC File No. 333-252717), which was filed with the SEC on March 5, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of FRSG’s stockholders in connection with the proposed business combination will be set forth in the proxy statement for the proposed business combination when available. Information concerning the interests of EO’s, EOC’s and FRSG’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.